

10028073

BPJ 3/2

UNITED STATES
ITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

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SEC FILE NUMBER

8- 51600

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING___01/01/09___ AND ENDING___12/31/09___
　　　　　　　　　　　　　　　　MM/DD/YY　　　　　　　　　　　　　　MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:　N. Hahn & Co., Inc.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

230　Park Avenue

(No. and Street)

New York　　　　　N.Y.　　　　　10169
　(City)　　　　　　　(State)　　　　　(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Nicholas H. Kim　　　　　　　　　　　　　　　(212)983-3350
　　　　　　　　　　　　　　　　　　　(Area Code – Telephone Number)

OFFICIAL USE ONLY

FIRM I.D. NO.

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

DiMaggio & Roccamo, CPA's, LLP

(Name – if individual, state last, first, middle name)

207 Mineola Ave. #518　　Roslyn Heights,　N.Y.　　11577-1955
　(Address)　　　　　　　(City)　　　　　(State)　　　(Zip Code)

CHECK ONE:
　☑ Certified Public Accountant
　☐ Public Accountant
　☐ Accountant not resident in United States or any of its possessions.

SEC
Mail Processing
Section

FEB 2 6 2010

Washington, DC
121

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant
must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

OATH OR AFFIRMATION

I, _Nicholas H. Kim_ , swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of

N. Hahn & Co. Inc. , as

of _December 31_ , 20 _09_ , are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____

_____
Signature

Président
_____
Title

_____
Notary Public

On this _24_ day of _Feb._ _2010_
before me _Nicholas_
H. Kim
appear and sign this
instrument

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☑ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

N. HAHN AND CO., INC.

FINANCIAL STATEMENTS

DECEMBER 31, 2009

N. HAHN AND CO., INC.
TABLE OF CONTENTS
DECEMBER 31, 2009

DIMAGGIO & ROCCAMO, CPA'S LLP
207 MINEOLA AVENUE, #518
ROSLYN HEIGHTS, NY 11577
PHONE (516) 620-0838 FAX (646) 349-5122

To the Board of Directors
N. Hahn and Co., Inc.
New York, New York

We have audited the accompanying statement of financial position of N. Hahn and Co., Inc. as of December 31st, 2009 and the related statements of income, changes in stockholder's equity and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the corporation's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of N. Hahn and Co., Inc. as of December 31st, 2009 and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained on Page Eight is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary and required by rule 17a-5 of the Securities Exchange Act of 1934. such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

DiMaggio & Roccamo, CPA's, LLP
Roslyn Heights, New York
February 23, 2010

N. HAHN AND CO., INC.
STATEMENT OF FINANCIAL POSITION
AS OF DECEMBER 31, 2009

ASSETS

Current Assets

Cash and Cash Equivalents	$ 2,419

Other Assets

Investments (Note 2D)	$ 6,015	
Prepaid Corporate Income Taxes	743	
Furniture and Equipment, Net of ($3,160)		
Accumulated Depreciation (Note 2B)	-0-	
Total Other Assets		6,758
TOTAL ASSETS		**$ 9,177**

LIABILITIES AND STOCKHOLDER'S EQUITY

Current Liabilities

Accounts Payable	$ 1,190	
Payroll Taxes Payable	56	
Total Liabilities		$ 1, 246

Stockholder's Equity

Capital Stock and Paid-In Capital	$ 9,429	
Accumulated Other Comprehensive Income	750	
Retained Earnings	(2,248)	
Total Stockholder's Equity		$ 7,931
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY		**$ 9,177**

The accompanying footnotes are an integral part of these financial statements.

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N. HAHN AND CO., INC.
STATEMENT OF INCOME (LOSS)
FOR THE YEAR ENDED DECEMBER 31, 2009

Revenues

Service Fees	$ 51,167	
Dividend Income	16	
Interest Income	1	
Total Revenue		$ 51,184

Expenses

Salaries	$ 13,000	
Payroll Taxes	1,161	
Employee Benefits	350	
Business Development	3,360	
Licenses and Permits	150	
Rent	9,720	
Telephone	4,453	
Professional Fees	2,800	
Professional Development	1,320	
Travel	1,370	
Entertainment	1,167	
Insurance	3,049	
Dues and Subscriptions	13,123	
Interest Expense	15	
Bank Charges	527	
Postage and Delivery	698	
Outside Services	107	
Office Supplies	1,948	
Total Expenses		$ (58,318)
Income (Loss) Before Income Taxes		$ (7,134)
Unrealized Gain, Investments		750
Net Income (Loss)		$ (6,384)

The accompanying footnotes are an integral part of these financial statements.

N. HAHN AND CO., INC.
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2009

Cash Flows from Operating Activities

Net Income (Loss)		$ (6,384)
Changes in Current Operating Items:		
Accounts Payable		999
Payroll Taxes Payable		56
Prepaid Corporate Taxes		(103)
Net Cash Provided by Operating Activities		$ (5,432)

Cash Flows from Financing Activities

Change in Market Value, Investments	$ 1,458	
Distributions to Shareholders	(5,079)	
Net Cash Provided by Financing Activities		(3,621)
Net Decrease in Cash and Cash Equivalents		(9,053)
Cash and Cash Equivalents, January 1, 2009		11,472
Cash and Cash Equivalents, December 31, 2009		$ 2,419

The accompanying footnotes are an integral part of these financial statements.

N. HAHN AND CO., INC.
STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
AS OF DECEMBER 31, 2009

Balances at January 1, 2009	$ 19,394
Net Income	(6,384)
Distributions to Shareholders	(5,079)
Balance at December 31, 2009	$ 7,931

The accompanying footnotes are an integral part of these financial statements.

N. HAHN AND CO., INC.
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2009

Note 1 – Organization

N. Hahn and Co., Inc. provides investment banking services. It is a New York
corporation formed on January 6th, 1998 and it reports the results of its operations on a
calendar year basis. N. Hahn and Co., Inc. elected "S" corporation status effective
January 1st, 1999.

Note 2 – Summary of Significant Accounting Policies

A summary of the significant accounting policies consistently applied in the preparation
of the accompanying financial statements are as follows:

A. Principles of Accounting:

The financial statements have been prepared on the accrual basis of accounting.

B. Furniture and Equipment:

The corporation has elected to capitalize as fixed assets certain equipment and office
furnishings used in the business. The items so treated are those of significant cost that
have a useful life of more than one year. For statement purposes and tax reporting
purposes, Management expensed the cost of these assets in 1999 under Internal Revenue
Code Section 179.

C. Income Taxes:

The corporation is not required to pay corporate-level tax on its earnings, except to New
York City, which does not recognize "S" corporations. Rather, items of income, loss
gains and deductions pass through to be reported on the shareholder's personal income
tax returns.

D. Investments:

During 2000, FINRA (formerly NASD members such as the corporation were invited to
purchase equity through two separate placements of NASDAQ securities. The
corporation subscribed for 200 shares, paying $2,200.00. The corporation later in 2000

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purchased warrants for an additional $1,400.00. Finally, in 2006 the corporation invested an additional $1,600.00 for a total investment of $5,200.00. Thus, the corporation at December 31st, 2009 owns 300 shares of NASDAQ OMX Group, Inc. (formerly The Nasdaq Stock Market Inc.), with a basis of $5,200 and a fair market value at December 31st, 2009 of $ 5,946.

These shares, and 1.064 shares of Johnson & Johnson common stock as of December 31, 2009 (basis $65, market value $69), in prior years were listed at cost as "Investments" in the Statement of Financial Position, and for SEC purposes were considered to be private illiquid investments. They are now considered to be "available for sale" securities. The securities are now listed at fair market value in the Current Assets section of the Statement of Financial Position as of December 31st, 2009. The difference between market value and cost for both securities, $750, is a component of the Stockholder's Equity section of the Statement of Financial Position as of December 31st, 2009, shown as "Accumulated Other Comprehensive Income".

E. Use of Estimates:

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reported period. Actual results could differ from those estimates.

F. Cash and Cash Equivalents:

For purposes of the statement of cash flows, N. Hahn and Co., Inc. considers all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents.

G. Net Capital Requirements:

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and the rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). At December 31, 2009 the Company had net capital of $6,260, which was $1,260 in excess of its required net capital of $5,000.00. The Company's net capital ratio was .799 to 1.

DIMAGGIO & ROCCAMO, CPA'S LLP
207 MINEOLA AVENUE, #518
ROSLYN HEIGHTS, NY 11577
PHONE (516) 620-0838 FAX (646) 349-5122

Independent Auditor's Report on Supplementary Information
Required by Rule 17a-5 of the Securities and Exchange Commission

Board of Directors
N. Hahn and Co., Inc.

We have audited the accompanying financial statements of N. Hahn and Co., Inc. as of
and for the year ended December 31, 2009, and have issued our report thereon dated
February 23th, 2010. Our audit was conducted for the purpose of forming an opinion on
the basic financial statements taken as a whole.

The information contained in Schedule 1 is presented for purposes of additional analysis
and is not a required part of the basic financial statements, but is supplementary
information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such
information has been subjected to the auditing procedures applied in the audit of the basic
financial statements and, in our opinion, is fairly stated in all material respects in relation
to the basic financial statements taken as a whole.

DiMaggio & Roccamo, CPA's LLP
Roslyn Heights, New York
February 23, 2010

Footnotes are an integral part of these financial statements

DIMAGGIO & ROCCAMO, CPA'S LLP
207 MINEOLA AVENUE, #518
ROSLYN HEIGHTS, NY 11577
PHONE (516) 620-0838 FAX (646) 349-5122

Board of Directors
N. Hahn and Co., Inc.

In planning and performing our audit of the consolidated financial statements and supplemental schedules of N. Hahn and Co., Inc. for the year ended December 31st, 2009, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the consolidated financial statements and not to provide assurance on internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange commission we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13.
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.
3. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15 c3-3.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's

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authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate. Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the internal control components does not reduce to a relatively low level the risk that misstatements caused by error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities and Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate as of December 31st, 2009, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

DiMaggio & Roccamo, CPA's, LLP
Roslyn Heights, New York
February 23, 2010

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N. HAHN AND CO., INC.
COMPUTATION OF NET CAPITAL UNDER RULE 15C3-1
OF THE SECURITIES AND EXCHANGE COMMISSION

Total Ownership Equity from Statement Of Financial Condition -- Net Capital	$ 7,931
Liabilities subordinated to claims of general Creditors allowable in computation of Net capital	-0-
Total capital and allowable subordinated Liabilities	$ 7,931
Other deductions and/or charges	(743)
Net capital before haircuts on Securities positions	7,188
Haircuts on securities positions (JP Morgan Prime Money Market Fund at 2%, NDAQ And JNJ at 15%)	(928)
Net Capital	6,260
Minimum dollar net capital requirement Of reporting broker or dealer	(5,000)
Excess Net Capital	$ 1,260

Footnotes are an integral part of these financial statements

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DIMAGGIO & ROCCAMO, CPA'S LLP
207 MINEOLA AVENUE, #518
ROSLYN HEIGHTS, NY 11577
PHONE (516) 620-0838 FAX (646) 349-5122

Board of Directors
N. Hahn and Co., Inc.
230 Park Avenue
New York, NY 10169

To the Board:

In connection with our audit of your financial statements for which we issued an opinion as part of our audit report dated February 23rd, 2010, a schedule reconciling the calculation of audited net capital to your unaudited calculation is required. However, if there are no material differences between the two, then a statement saying as much would suffice.

Our calculation of the audited net capital was equal to your unaudited net capital calculation, both totaling $6,260 as of December 31st, 2009. Thus, there are no differences at all between your calculation and ours.

DiMaggio & Roccamo, CPA's LLP
Roslyn Heights, New York
February 23, 2010